Exhibit 12.1

CEDAR FAIR, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in thousands)

For the years ended December 31,	2014	2013	2012	2011	2010 (1)
Fixed charges:
Interest expensed	$96,286	$103,071	$110,619	$157,185	$150,285
Interest capitalized	2,983	1,610	1,322	1,835	1,343
Amortization of capitalized debt costs	4,602	6,130	10,417	10,000	5,671
Interest component of rental expense	4,220	3,142	2,970	2,419	2,327

Total fixed charges	$108,091	$113,953	$125,328	$171,439	$159,626

Earnings:
Net income (loss)	$104,215	$108,204	$101,857	$65,296	$(33,052)
Add:
Income tax expense	9,885	20,243	31,757	7,877	2,670
Fixed charges	108,091	113,953	125,328	171,439	159,626
Amortization of capitalized interest	897	830	761	659	581
Less:
Interest capitalized	(2,983)	(1,610)	(1,322)	(1,835)	(1,343)

Total earnings	$220,105	$241,620	$258,381	$243,436	$128,482

Ratio of total earnings to total fixed charges	2.0x	2.1x	2.1x	1.4x	0.8x
Excess	112,014	127,667	133,053	71,997	(31,144)

(1) Operating results for 2010 include a loss on debt extinguishment of $35.3 million and a non-cash charge of $62.0 million for the impairment of long-lived assets at Great America, the majority of which were originally recorded with the PPI acquisition.

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